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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of June, 2000

                      SPARKLING SPRING WATER GROUP LIMITED

                19 FIELDING AVENUE, DARTMOUTH, NS, CANADA B3B 1C9
                -------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                   Form 20-F   X               Form 40-F
                              ---                         ---
         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.]

                     Yes                            No   X
                          ---                           ---
         On June 8, 2000, Sparkling Spring Water Group Limited issued a press release announcing completion of its Calgary acquisition and Board approval to repurchase additional Senior Subordinated Notes.

         Exhibit I - Press release dated June 8, 2000 announcing completion of Calgary acquisition and Board approval of additional Bond repurchase.

                           SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                  Sparkling Spring Water Group Limited

                                   By:
                                          -------------------------------------
                                   Name:  David M. Arnold
                                   Title: Vice President Finance, Treasurer

Date: June 19, 2000


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                                       2

                                                                       EXHIBIT I

PRESS RELEASE (For Immediate Release)                               June 8, 2000


                     SPARKLING SPRING WATER GROUP ANNOUNCES
                        COMPLETION OF CALGARY ACQUISITION
                  BOARD APPROVAL OF ADDITIONAL BOND REPURCHASE

DARTMOUTH, NOVA SCOTIA -- Sparkling Spring Water Group Limited announced that it had completed the previously announced acquisition of Mr. Softwater, Ltd. which operates the leading Home and Office Water business under the CoolSpring brand in Calgary, Alberta, Canada. Mr. Softwater serves over 5,000 customers in the greater Calgary area.

Sparkling Spring also announced that its Board of Directors has authorized the Company's management, at their discretion, to utilize up to $3 million of the recently approved increase in their Senior Credit Acquisition Facility to repurchase up to a corresponding market value of the Company's Senior Subordinated Notes outstanding, subject to market conditions. Any such repurchases may be made from time to time either in the open market or through privately negotiated transactions.

Sparkling Spring is a leading producer and distributor of bottled water to the home and office segment. The Company does business as "Nature Springs" in England, "Water at Work" in Scotland, "Sparkling Springs" in the Atlantic Provinces of Canada, "Canadian Springs" in British Columbia, Canada, "Cool Spring" in Alberta, Canada and in the United States, "Cullyspring" and "Crystal Springs" in Washington and "Crystal Springs" in Oregon.

The statements contained in this release that are not historical facts are forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in such statements. The results could be affected by, among other things, general business conditions, the impact of competition, weather, the seasonality of the Company's business, the ability to obtain financing, interruption in the availability of water from the Company's water sources, government regulations, labor relations and currency fluctuations. Investors also should consider other risks and uncertainties described in further detail in documents filed by the Company with the Securities and Exchange Commission.

CONTACT:
K. DILLON SCHICKLI
c/o C.F. Capital Corporation
P.O. Box 1415
Edwards, Colorado 81632
970-926-4826
970-926-4827 Fax